Orckit Shareholders Approve Arrangement with Note Holders

TEL AVIV, Israel, April 19, 2012 -- Orckit Communications Ltd. (NASDAQ-CM: ORCT) (the "Company") today announced that at its adjourned extraordinary general meeting of shareholders held on April 19, 2012, its shareholders approved the arrangement among the Company and its Series A note holders and Series B note holders, and a related increase in authorized share capital, by the requisite majority, which is the affirmative approval of a majority by number of the shareholders voting their shares, in person or by proxy, and holding at least 75% of the ordinary shares voting on the matter.  The requisite majority was achieved whether or not the votes of shareholders who also hold notes are included in the computation.

For more information about the arrangement approval process, please see the proxy statement of the Company that was submitted to the Securities and Exchange Commission with a Report on Form 6-K on March 7, 2012.
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About Orckit Communications Ltd.

Orckit facilitates telecommunication providers' delivery of high capacity broadband residential, business and mobile services over wireline or wireless networks with its Orckit-Corrigent family of products. With 20 years of field experience with Tier-1 customers located around the world and sound leadership, Orckit has a firm foothold in the ever-developing world of telecommunication. Orckit-Corrigent's product portfolio includes Packet Transport Network (PTN) switches - an MPLS and MPLS-TP dual stack based portfolio enabling advanced packet as well as legacy services over packet networks with a wide set of transport features. Orckit-Corrigent markets its products directly and indirectly through strategic alliances, as well as distribution and reseller partners worldwide. Orckit was founded in 1990 and went public in 1996. The company is active in APAC, Western and Eastern Europe, and America.

For more information, please visit http://www.orckit.com. Follow Orckit on Twitter @ORCT